

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Bun Kwai
Chief Executive Officer
QMMM Holdings Ltd
Unit 1301, Block C, Sea View Estate,
8 Watson Road
Tin Hau, Hong Kong

> **Re: QMMM Holdings Ltd**
> **Amendment No.1 to Registration Statement on Form F-1**
> **Filed December 1, 2023**
> **File No. 333-274887**

Dear Bun Kwai:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24, 2023 letter.

Amendment No.1 to Registration Statement on Form F-1

Cover page

1.   We note your revised disclosure in response to prior comment 2 and reissue in part. Please revise to quantify the "amount due to ManyMany Creation by the holding company for the payment of certain expenses including expenses for this offering," and provide cross-references to the consolidated financial statements. Additionally, on the cover page provide a cross-reference to the related disclosure in the summary risk factors.

Prospectus Summary
Our Growth Strategy, page 3

2.   We note your revised disclosure in response to prior comment 3. Please revise to provide disclosure in the prospectus summary section, as you do on page 26, about the requisite

permissions or approvals received or denied; and the consequences to you, investors, and your subsidiaries. Provide the basis for these conclusions and, if applicable, name and file as an exhibit a consent of counsel.

Capitalization, page 38

3. We note your response to prior comment 5. The $7.1 million net proceeds from the offering used to adjust additional paid in capital is not consistent with the $1.4 million total expenses related to the offering excluding underwriting discounts noted on page 107. Please clarify or revise. This comment also applies to your disclosure under Use of Proceeds on page 37.

4. We note your response to prior comment 6. Please remove your disclosure of the amounts related to "if the underwriter exercises in full their over-allotment option," or explain to us why you consider this transaction probable of occurring. This comment also applies to your disclosure under Dilution on page 40.

Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Li, Esq.